Exhibit 99.2

Kornit Announces Pricing of Upsized Public Offering of Ordinary Shares

ROSH HA’AYIN, Israel, September 16, 2020 (GLOBE NEWSWIRE) – Kornit Digital Ltd. (NASDAQ: KRNT) (“Kornit”), a company that develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries, today announced the pricing of an upsized underwritten public offering of 4,078,210 ordinary shares at a price to the public of $56.50 per share. Kornit is offering 2,388,268 ordinary shares and an affiliate of Amazon.com, Inc. (“Amazon”) is offering 1,689,942 ordinary shares. Kornit will not receive any of the proceeds from the sale of shares being offered by Amazon. The shares being sold by an affiliate of Amazon are being issued pursuant to the exercise of a warrant granted to Amazon by Kornit. Kornit has also granted the underwriters a 30-day option to purchase up to an additional 611,731 ordinary shares at the public offering price. The offering is expected to close on September 21, 2020, subject to customary closing conditions.

Kornit intends to use the proceeds from the offering for future potential acquisitions, including complementary businesses, technologies or assets, and for general corporate purposes, including working capital and capital expenditures. Kornit has no agreements or understandings with respect to any acquisition or investment at this time.

Citigroup, Barclays and Goldman Sachs & Co. LLC are acting as bookrunners and as representatives of the underwriters for this offering. Needham & Company, Stifel, William Blair, Craig-Hallum Capital Group and CJS Securities are acting as co-managers in the offering.

Kornit has filed a preliminary prospectus supplement to its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its ordinary shares. The offering will be made only by means of a prospectus supplement and the accompanying prospectus. A copy of the preliminary prospectus supplement relating to the offering and accompanying prospectus and, when available, the final prospectus supplement relating to the offering and accompanying prospectus, may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146 or email to: Prospectus@citi.com); Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 888-603-5847, or by emailing barclaysprospectus@broadridge.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 866-471-2526, or by email at prospectus-ny@ny.email.gs.com.

The offering of these securities is being made under an effective shelf registration statement on file with the SEC. The registration statement, preliminary prospectus supplement and, when available, the final prospectus supplement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

Investor contact
Kelsey Turcotte
The Blueshirt Group
Kelsey@blueshirtgroup.com
917-842-0334